Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 6, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11341
Dividend Growers and Tax-Advantaged Income Portfolio, Series 39
(the “Trust”)
CIK No. 0002006480 File No. 333-277135

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please include additional disclosure on the percentage breakdown of the portfolio construction between the investments in ETFs and common stocks. If the construction is intended to be flexible, please clarify.

Response:The Trust believes that the current disclosure is accurate and appropriate for investor comprehension. The percentage breakdown of the portfolio construction is available in the Trust’s Schedule of Investments.

2.Please consider revising the “Additional Portfolio Contents Disclosure” to clarify the additional investments the Trust invests in, and the investments the Trust has exposure to through the underlying ETFs it invests in.

Response:The Trust confirms the disclosure has been modified to distinguish the different additional exposure the Trust has from its investments in the underlying ETFs.

Risk Factors

3.If the Trust will have material exposure to municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to distressed municipal bonds, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon